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                               March 30, 2022

       J. Abbott R. Cooper
       Managing Member
       Driver Management Company LLC
       250 Park Avenue
       7th Floor
       New York, NY 10177

                                                        Re: Codorus Valley
Bancorp, Inc.
                                                            PREN14A filed by
Driver Management Company LLC et al.
                                                            Filed March 21,
2022
                                                            File No. 000-15536

       Dear Mr. Cooper:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREN14A filed March 21, 2022

       Letter to Shareholders, page 2

   1.                                                   We note the statement
on page 2 that the Company was forced to    charge of    the loan
                                                        related to the Ferrari.
Please clarify.
       Preliminary Proxy Statement, page 5

   2. On page 5, please change the wording of items 2 through 4, and/or the sentence that precedes the list of
items, so as to avoid the impression that you are seeking authority to vote in favor of
Proposals 2 through 4.
       Important, page 6

   3.                                                   On page 7, we note the
following statement:    Remember, you can vote for our three (3)
 J. Abbott R. Cooper
FirstName  LastNameJ.  Abbott LLC
                              R. Cooper
Driver Management   Company
Comapany
March      NameDriver Management Company LLC
       30, 2022
March2 30, 2022 Page 2
Page
FirstName LastName
         Nominees only on our WHITE proxy card.    Please change the statement
so that it refers
         to two Nominees. Please do the same on page 29.
Reasons for the Solicitation, page 9

4.       On page 9, there is a reference to a    0.46% return on average assets
recorded by the
         Company for the fourth quarter of 2022.    Please correct the
reference to 2022, or advise.
Proposal 1, Election of Directors, page 14

5.       On page 17, we note the disclosure related to    substitute
nominee(s).    Please confirm that
         in the event you select a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee,
(2) discloses whether
         the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of
Schedule 14A with
         respect to the nominee.
Voting and Proxy Procedures, page 20

6. We note the statement at the bottom of page 20 indicating that broker non-votes will be counted for purposes of establishing a quorum. This conflicts with the disclosure in the
         Company   s proxy statement. Please revise, or, alternatively, please provide the legal basis
         for your conclusion that broker non-votes will be entitled to be cast and therefore counted for purposes of a quorum under Pennsylvania law.
7.       On page 21, please correct the reference to    our    executive
compensation so that it refers
         to the Company   s executive compensation.
Certain Additional Information, page 25

8. Please advise us if the participants plan on distributing their proxy statement before the registrant distributes its proxy statement. Given that the planned reliance on Rule 14a-
         5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.
9. The disclosure on page 25 states that information regarding persons who beneficially own more than 5% of shares can be found on Schedule II, but Schedule II discloses only the
         ownership of the Company   s directors and officers. Please revise to
include information
         on the beneficial owners of more than 5%. Please see Item 6(d) of
Schedule 14A.
Form of Proxy, page 30

10.      We note on the form of proxy the following statement:    There is no
assurance that any of
 J. Abbott R. Cooper
Driver Management Company LLC
March 30, 2022
Page 3
         the candidates who have been nominated by the Company will serve as directors if
         Driver   s Nominees are elected.    However, none of the Company   s
candidates could serve
         as directors if Driver   s Nominees are elected, as the Driver
Nominees would fill all of the
         Board seats up for election at the 2022 Annual Meeting. To avoid confusion, please remove or revise.
General

11. We note that you have filed your preliminary proxy materials under the EDGAR header
         tag of    PREN14A.    This header tag is to be used for proxy
statements filed by non-
         management but not for contested solicitations, where the EDGAR header tag
            PREC14A    should be used. Please keep this in mind for future
reference. Please also
         ensure that your revised proxy materials are filed under the EDGAR header tag
            PRRN14A.
12. Please do not use capitalized terms without defining them. Accordingly, please provide a
         definition for    Driver Management.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameJ. Abbott R. Cooper                         Sincerely,
Comapany NameDriver Management Company LLC
                                                              Division of
Corporation Finance
March 30, 2022 Page 3                                         Office of Mergers
and Acquisitions
FirstName LastName